UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendments to Combination Agreement and Share Purchase Agreement

As previously announced, on February 28, 2017, Intelsat S.A. (“Intelsat”) entered into a Combination Agreement (the “Combination Agreement”) with WorldVu Satellites Limited, pursuant to which a new Luxembourg holding company will become the parent company of the OneWeb group (such parent company or WorldVu Satellites Limited, as applicable, “OneWeb”) and OneWeb will then merge with Intelsat, with Intelsat being the surviving public company (the “Merger”). Also as previously announced, on February 28, 2017, Intelsat entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), pursuant to which SoftBank will make a cash investment in exchange for common and preferred shares of the combined company (the “SoftBank Investment” and together with the Merger, the “Transactions”) in connection with the closing of the Merger.

On May 17, 2017, Intelsat, OneWeb and SoftBank agreed to certain amendments, agreements and waivers with respect to the Combination Agreement and Share Purchase Agreement, pursuant to the First Amendment to and Waiver Relating to the Combination Agreement (the “Combination Agreement Amendment”) and the First Amendment to and Agreement Relating to the Share Purchase Agreement (the “Share Purchase Agreement Amendment” and, together with the Combination Agreement Amendment, the “Amendments”), respectively.    Pursuant to the Amendments, among other things:

•	The parties agreed to amend the closing condition related to the consummation of certain exchange offers in respect of certain outstanding notes of subsidiaries of Intelsat (the “Exchange Offers”). As a result of the Amendments, completion of the Merger is conditioned on the concurrent completion of the Exchange Offers on terms such that the ratio of (a) $1,650,670,000 to (b) “Absorbing Company Pro Forma Interest Expense” (as such term is defined in the Combination Agreement) equals or exceeds 2.262:1.000 (the “Exchange Offer Condition”).

•	The parties agreed to modify the exchange ratio, such that OneWeb shareholders will receive in the Merger 69.474 Intelsat shares, rather than 66 Intelsat shares, for each OneWeb share they hold.

•	The parties agreed to increase the aggregate amount of the SoftBank Investment by $61.591 million, from $1,730,000,000 to $1,791,591,000, and to decrease the per share price of the SoftBank Investment by $0.25, from $5.00 per Intelsat share to $4.75 per Intelsat share. In addition, the liquidation preference and conversion price of the Series B Preferred Shares to be purchased by SoftBank pursuant to the Share Purchase Agreement were reduced to $4.75 per share, subject to certain ratable adjustments.

•	The parties agreed to grant a waiver of the applicable provisions of the Combination Agreement and the Share Purchase Agreement in order to permit the offer of an additional $61.591 million of cash consideration in the Exchange Offers.

•	The parties agreed to extend the early outside date under the Combination Agreement (the date on which either party may terminate if sufficient tenders are not received in order to satisfy the Exchange Offer Condition) from May 29, 2017 to June 2, 2017.

•	The parties agreed to terminate, and release SoftBank and its affiliates from, their “no-shop” obligations that restricted SoftBank and its affiliates, subject to certain limited exceptions, from soliciting, agreeing to, accepting, approving, endorsing, recommending or entering into any letter of intent or other contract constituting or contemplating certain alternative transactions or acquisition proposals, among other things.

•	The parties agreed to permit the delay of the redomiciliation of OneWeb from Jersey to Luxembourg from April 1, 2017 to July 1, 2017.

The foregoing descriptions of the Combination Agreement Amendment and Share Purchase Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the actual terms of the Combination Agreement Amendment and the Share Purchase Agreement Amendment, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description

99.1	First Amendment to and Waiver Relating to the Combination Agreement, by and between Intelsat S.A., WorldVu Satellites Limited, and SoftBank Group Corp., dated as of May 17, 2017

99.2	First Amendment to and Agreement Relating to the Share Purchase Agreement, by and between Intelsat S.A, SoftBank Group Corp., and WorldVu Satellites Limited, dated as of May 17, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: May 17, 2017	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	First Amendment to and Waiver Relating to the Combination Agreement, by and between Intelsat S.A., WorldVu Satellites Limited, and SoftBank Group Corp., dated as of May 17, 2017

99.2	First Amendment to and Agreement Relating to the Share Purchase Agreement, by and between Intelsat S.A, SoftBank Group Corp., and WorldVu Satellites Limited, dated as of May 17, 2017